Exhibit (a)(4)


                     [CONGOLEUM CORPORATION LETTERHEAD]






December 4, 2001


[Title][FirstName][LastName]
[Address1]
[City][State][PostalCode]

Dear [name1]:

I am writing to tell you about an opportunity you have to exchange your Congoleum stock options for new options with a revised exercise price. The purpose of our stock option program is to provide an incentive and reward for your contribution to the Company's success. We have reviewed the current stock price and difficult market conditions and concluded that providing this opportunity should make the program more effective. Accordingly, we are offering to exchange your existing options for new ones with a renewed exercise price. Some of the more significant terms of this offer are summarized as follows:

     o We expect that the new options will be granted on or about July 8, 2002 and will have an exercise price equal to the last reported sales price on the last trading day of our common stock before we grant the new options. We will also be amending the option plan to postpone granting options that would have otherwise been granted to you on July 1, 2002 until after July 8, 2002.

     o Your new options will be exercisable for the same number of shares of our common stock as the options you surrender

     o The vesting schedule of your new options will start fresh, with the new options vesting six months after the new grant date

     o   If you elect to participate, you must exchange all your options

     o You must remain a director of Congoleum through the date the new options are issued

     o   We have spelled out all the details in the enclosed Offer to Exchange

         The offer is being made under the terms and subject to the conditions of an Offer to Exchange and a related Letter of Transmittal, each of which is enclosed with this letter. You should carefully read the entire Offer to Exchange, Letter of Transmittal and other documents enclosed with this letter before you decide whether to tender your options. A tender of options involves risks, which are discussed in the Offer to Exchange.

There is no way to predict what the price of our common stock will be during the next six months or thereafter. The market price of our common stock on the date of grant of any new options issued to you may be higher than the current exercise price of your options. It is also possible that you will no longer be a director of Congoleum at the anticipated time of grant of the new options. Moreover, once we have accepted options tendered by you, you will no longer have any rights under those options. For these reasons, you should make a decision to tender only after careful, considered thought.

Please note that this offer is only being made to eligible current employees and directors of Congoleum Corporation and our affiliates that currently hold outstanding options to purchase our common stock.

Participation in the offer is completely voluntary. We make no recommendation as to whether you should tender or refrain from tendering your options in the offer. You must make your own decision whether to tender your options.

To tender your options, please complete and return the Letter of Transmittal and any other documents specified in that letter by no later than 12:00 midnight, Eastern Time, on January 3, 2002 (unless we extend this expiration date, in which case, by that extended expiration date). If you do not return that letter and those documents by that date, you will not be able to participate in the option exchange, and any options you currently hold will retain their current terms, including exercise price.

If you have any questions about the offer, please contact Skip Feist, Chief Financial Officer, at (609) 584-3586 or Sid Nayar, Senior Vice
President-Finance at (609) 584-3587.

Very truly yours,



Roger S. Marcus

RSM/mfv
Enclosures